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                                                   Filed by Genomica Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company: Genomica Corporation
                                                  Commission File No.: 000-31637

                            Monday, November 19, 2001

                                  Press Release

FOR IMMEDIATE RELEASE

Contact:
-------
Exelixis, Inc.                                       Genomica Corporation
Glen Sato                                            Dan Hudspeth
Chief Financial Officer                              Chief Financial Officer
650-837-7565                                         720-565-4030

Cohn & Wolfe
David Sampson, 310-967-2903 (media)
Julio Cantre, 212-798-9779 (investors)

                 EXELIXIS, INC. TO ACQUIRE GENOMICA CORPORATION
   -Acquisition Strengthens Exelixis' Drug Discovery and Development Programs-

SOUTH SAN FRANCISCO, CA and BOULDER, CO -- November 19, 2001 -- Exelixis, Inc. (Nasdaq: EXEL) and Genomica Corporation (Nasdaq: GNOM) have signed a definitive agreement whereby Exelixis will acquire Genomica in a stock-for-stock transaction valued at $110 million.

The transaction has been structured as an offer for 100% of Genomica's outstanding common stock to be followed by a merger of Genomica with a wholly-owned subsidiary of Exelixis. Exelixis intends to commence the offer for all of Genomica's outstanding shares on or about November 27, 2001. Unless otherwise extended by Exelixis, the offer period will run for 20 business days and, subject to regulatory review, is expected to close on or about December 27, 2001. The companies expect to complete the back-end merger during the first quarter of 2002. The transaction has been unanimously approved by the Boards of Directors of both companies, and the directors, officers and certain affiliates of Genomica have agreed to tender their shares in the offer.

"This acquisition should be an attractive opportunity for the stockholders of both companies," said George A. Scangos, Ph.D., president and chief executive officer of
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Exelixis. "We believe that Genomica's substantial cash and investments will significantly enhance our ability to move our drug discovery programs forward, and that their software will be an important tool to manage human data during the clinical development of our compounds."

"The direct clinical application of Genomica's bioinformatics technology to Exelixis' drug discovery program is strategic and complementary," said Teresa W. Ayers, chief executive officer of Genomica. "We are confident that Exelixis' management team can achieve significant value for our stockholders."

The transaction is expected to qualify as a "tax-free" reorganization for federal income tax purposes. The merger is subject to the satisfaction of customary closing conditions, including the offer for exchange of at least a majority of Genomica's outstanding shares, effectiveness of Exelixis' registration statement for the shares to be issued in the transaction, and the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act.

CONFERENCE CALL AND REPLAY INFORMATION

Exelixis and Genomica will hold a conference call today at 5:30 p.m. EST with investors and media to discuss this press release. Interested parties can participate on the call by dialing (800) 230-1059 in the United States, and
(612) 288-0318 internationally. A replay of the call will be available today after 9:00 p.m. EST through November 30, 2001 at (800) 475-6701 in the United States and (320) 365-3844 internationally, followed by access code 613218.

ABOUT EXELIXIS

Exelixis, Inc. is a leading worldwide genomics-based drug discovery company focused on product development through its expertise in comparative genomics and model system genetics. An outstanding team of company scientists has developed multiple fungal, nematode, insect, plant and vertebrate genetic systems. Exelixis' proprietary model systems and comparative genomics technologies address gene function by using biologically relevant functional genomics information very early on in the process to rapidly, efficiently and cost-effectively translate sequence data to knowledge about the function of genes and the proteins that they encode. The company has a significant internal cancer discovery and drug development program, through which a number of compounds are expected to complete screening by the end of the year. Exelixis believes that its technology is broadly applicable to all life science industries, including pharmaceutical, diagnostic, agricultural biotechnology and animal health and the company has active collaborations with Aventis CropScience, Bayer, Bristol-Myers Squibb, Elan Pharmaceuticals, Pharmacia, Protein Design Labs, Scios and Dow AgroSciences, and is building its internal development program in the area of oncology. For more information, please visit the company's web site at http://www.Exelixis.com.

ABOUT GENOMICA

Genomica Corporation develops and markets software products and services that enable pharmaceutical and biotechnology researchers to accelerate the drug discovery and
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development process. Genomica's customers include leading genomics-based research organizations such as AstraZeneca, GlaxoSmithKline, Aventis, and the National Cancer Institute. Genomica also has strategic alliances with Applied Biosystems and Celera Genomics. At September 30, 2001, Genomica had cash, cash equivalents and investments totaling $110.8 million. For additional information on Genomica, please visit its Website, at http://www.Genomica.com/.

The forward-looking statements contained in this press release involve risks and uncertainties that may affect our respective businesses, as more fully discussed in the "Risk Factors" section of our filings with the Securities and Exchange Commission. These risks and uncertainties for Exelixis include, but are not limited to, our ability to complete the acquisition on the terms currently proposed, obtain the vote of a majority of Genomica stockholders, obtain the appropriate regulatory approvals, successfully utilize Genomica technology as part of our drug discovery efforts, generate additional revenues from the Genomica assets by entering into new collaborations and successfully continue, if at all, the development of existing Genomica research programs and products and realize commercial value from those efforts, and achieve any cost savings associated with the integration of Genomica with Exelixis. Exelixis directs readers to its reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2000.

The risks and uncertainties for Genomica Corporation include, but are not limited to, failure of its stockholders to approve the transaction proposed and in such event, the following additional factors: failure by Genomica to meet financial expectations of analysts and investors, failure by Genomica to manage the recently completed restructuring to achieve our financial goals, Genomica's ability to develop and implement a successful change in strategic direction, reliance by Genomica on a limited number of customers for a majority of its revenue, Genomica's reliance on key personnel, risks as related to market acceptance of Genomica's product, rapid technological change in Genomica's market, potential defects associated with Genomica's product, Genomica's need to maintain and enhance strategic relationships with larger companies, Genomica's use in its product of third-party components, Genomica's ability to develop products for new markets and distribution channels, activities by Genomica and others regarding protection of intellectual property, release of competitive products and other actions by competitors, and economic downturns in either domestic or foreign markets. Further details on these risks and other risks are set forth in Genomica's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2000. The information in this press release is current as of its release date.

Exelixis and Genomica assume no responsibility to update the information.

ADDITIONAL INFORMATION

The average trading price during the initial offer period will determine the ultimate exchange ratio delivered to Genomica's stockholders based on the average closing price of Exelixis' common stock for the 18 trading days up until two trading days prior to
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closing. The exchange ratio of Exelixis common stock for outstanding shares of
Genomica common stock will be determined by the following formula: $110 million in common stock of Exelixis divided by the average trading price for the 18 business days ending two days prior to the closing of the initial offer period further divided by the number of shares of Genomica (including Genomica stock options with exercise prices of $5 or less) outstanding; provided that, the average trading price of Exelixis common stock shall not be less than $13.30 in determining the exchange ratio. As a result, the maximum number of shares of Exelixis common stock issued will not exceed 8,271,000 shares. The exchange offer will be followed by a merger in which Exelixis would acquire, at the same exchange ratio, the remaining shares of Genomica common stock not previously acquired in the exchange offer.

Exelixis intends to file a Schedule TO and a Registration Statement on Form S-4, and Genomica plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission on or about November 27, 2001. Exelixis and Genomica expect to mail Exelixis' Preliminary Prospectus, the
Schedule 14D-9 and related tender offer materials to stockholders of Genomica simultaneously with such filings. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. The Preliminary Prospectus and related other tender offer documents may also be obtained for free from the parties.

In addition to the filings mentioned above, each of Exelixis and Genomica file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Exelixis or Genomica at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Exelixis and Genomica's respective filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the commission at http://www.sec.gov.